UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 21, 2021	By	/s/ Santosh Haldankar
		Name:	Santosh Haldankar
		Title:	Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated June 18, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about outcome of the board meeting of the Bank held on June 18, 2021.

Exhibit I

June 18, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Outcome of Board Meeting held on June 18, 2021

We wish to inform you that the Board of Directors of the Bank, at its meeting held on June 18, 2021, has decided as follows:

1.

The 27th Annual General Meeting (‘AGM’) of the Bank will be held on Saturday, July 17, 2021 at 2:30 p.m. Indian Standard Time (IST) through video-conferencing (VC) / other audio-visual means (OAVM), in accordance with the General Circular No. 20/2020 dated May 5, 2020, read with the circulars dated April 8, 2020, April 13, 2020, and January 13, 2021, issued by the Ministry of Corporate Affairs (MCA) and in accordance with circulars dated May 12, 2020 and January 15, 2021 issued by the Securities and Exchange Board of India (SEBI) providing relaxations to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

A dividend of Rs. 6.50 per equity share of face value of Re.1/- each (i.e. 650% on face value) out of the net profits for the year ended March 31, 2021, has been recommended, subject to the approval of the shareholders of the Bank at its ensuing Annual General Meeting (AGM). The record date has been fixed as June 30, 2021 for the purpose of ascertaining the entitlement of the dividend. If approved at the AGM, the expected date for payment of dividend in electronic form and for dispatch of physical dividend warrants would be August 2, 2021 onwards.

3.

The tenure of Mr. Umesh Chandra Sarangi (DIN: 02040436), who was re-appointed as Independent Director by the Board on November 25, 2020 for the period commencing from March 1, 2021 till February 5, 2022, i.e. till completion of his seventy (70) years of age in accordance with the RBI regulations existing at that point in time (subject to the approval of shareholders), has been revised to be read as from March 1, 2021 till February 29, 2024, since the RBI circular on ‘Corporate Governance in Banks’ dated April 26, 2021 allows the upper age limit for non-executive directors to be 75 years of age. Whereas Mr. Sarangi shall complete his seventy-five years of age on February 5, 2027, he shall complete the maximum tenure of eight consecutive years as director on the Board of the Bank as prescribed by the Banking Regulation, Act, 1949 on February 29, 2024, and hence, his re-appointment shall be till February 29, 2024, subject to the approval of the shareholders of the Bank at their ensuing AGM. Mr. Sarangi continues to fulfil the criteria for independence stipulated under the relevant regulations, and has not been disqualified/ debarred to hold office of director by virtue of any order of SEBI or such other authority. He is not related to any other director of the Bank.

4.

The shareholders of the Bank at its AGM held on July 12, 2019, had approved the appointment of MSKA & Associates, Chartered Accountants (Firm Registration No: 105047W) as the Statutory Auditors of the Bank for a period of 4 (four) years with effect from FY 2019-20. Pursuant to the Guidelines for Appointment of Statutory Central Auditors (SCAs)/ Statutory Auditors (SAs) of Commercial Banks (excluding RRBs), UCBs and NBFCs (including HFCs) dated April 27, 2021 issued by the Reserve Bank of India (‘RBI Guidelines’), banks may appoint the SCAs/SAs for a continuous period of three years. Since MSKA & Associates have already completed 2 years as Statutory Auditors of the Bank for FY 2019-20 and FY 2020-21, they may continue as Statutory Auditor for 1 more year, i.e. FY 2021-22, subject to the approval of the RBI. Accordingly, the Board of Directors of the Bank have resolved that the tenure of MSKA & Associates as Statutory Auditor of the Bank, shall be revised to a period of three years w.e.f FY 2019-20 till FY 2021-22, subject to the approval of shareholders at the ensuing AGM. Further, the RBI Guidelines mandates that for banks with asset size of Rs. 15,000 crore and above as at the end of previous year, the statutory audit shall be conducted under joint audit of a minimum of two audit firms. Accordingly, the Bank needs to appoint minimum of two joint statutory auditors as per RBI Guidelines. Accordingly, the Board of Directors, on the recommendation of the Audit Committee, has finalized and recommended to RBI for approval, the name of M. M. Nissim & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 107122W/W100672) as the first preferred firm to act as joint Statutory Auditors of the Bank for a period of three years from FY 2021-22 till FY 2023-24, subject to approval of the shareholders at the ensuing AGM and subject to RBI approval for each year of their tenure. This firm shall act as the joint Statutory Auditors of the Bank along with MSKA & Associates for FY 2021-22 and thereafter act as joint Statutory Auditors of the Bank with such other new joint Statutory Auditor(s) who will be appointed by the Bank subject to prior permission of RBI and approval of the Members of the Bank from FY 2022-2023 onwards. The brief profile of M. M. Nissim & Co. LLP is enclosed with this intimation.

This is for your information and appropriate dissemination.

Thanking You,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.: Brief profile of M. M. Nissim & Co. LLP

Annexure - Brief profile of M. M. Nissim & Co. LLP

M. M. Nissim & Co. LLP (“the firm”) was established in 1927 and registered with ICAI in 1946. The firm has been providing professional services since the last 9 decades, with its Head Office at Mumbai and Branch Offices at New Delhi, Chennai, Kolkata and also in the states of Gujarat, Rajasthan, Haryana, Uttar Pradesh, Punjab, and Odisha.

The firm is engaged in assurance, direct and indirect taxation services, and is empanelled with various regulatory authorities such as RBI, SEBI, IRDAI, etc. The firm’s clientele range from private, public and joint sector corporates, regulators, charities and NGOs. The firm also has varied experience in the Banking, Financial Services and Insurance (BFSI) sector, having provided audit / non-audit and consultancy services to private, public and foreign banks.